Exhibit (a)(2)

March 12, 2009

Dear Fellow Stockholders:

As most of you are aware, on February 27, 2009, Sturgeon Acquisition, Inc., a direct wholly-owned subsidiary of Astellas US Holding, Inc. and an indirect wholly-owned subsidiary of Astellas Pharma Inc., launched an unsolicited tender offer to purchase all of the common shares of CV Therapeutics, Inc. for a price of $16.00 cash per share.

After careful consideration with its independent financial and legal advisors, the CV Therapeutics Board of Directors has determined that the Astellas tender offer undervalues the Company and is not in the best interests of the Company and its stockholders. Accordingly, the Board of Directors recommends that stockholders NOT tender any of their shares into the Astellas tender offer.

Astellas’ $16.00 per share cash tender offer fails to recognize the value of the Company, its products and its potential growth opportunities. Furthermore Astellas’ tender offer simply reiterates the exact same economic terms of the inadequate unsolicited proposals it already made to CV Therapeutics on November 13, 2008 and January 27, 2009.

The Company’s board is committed to pursuing all opportunities to enhance stockholder value. In fact, on March 12, 2009, CV Therapeutics entered into a merger agreement with Gilead Sciences, Inc. under which Gilead has agreed to commence a cash tender offer to purchase all of the Company’s outstanding shares of common stock at a purchase price of $20.00 per share, which is greater than Astellas’ $16.00 cash per share tender offer and more fully reflects the true value of the Company.

Below we summarize a number of factors your Board of Directors considered in reaching its recommendation to stockholders not to tender their shares pursuant to the Astellas tender offer.

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The Gilead Offer Provides Greater Value to Stockholders than the Astellas Offer. On March 12, 2009, the Company entered into an Agreement and Plan of Merger with Gilead in which Gilead agreed to commence a cash tender offer to purchase all of the outstanding shares of CV Therapeutics’ common stock for $20.00 per share, net to the holder in cash. Following successful completion of the Gilead tender offer, in which at least a majority of the Company’s shares are acquired by Gilead, CV Therapeutics will become a wholly-owned subsidiary of Gilead. Shares that are not purchased in the Gilead tender offer would be converted into the right to receive $20.00 per share or any greater dollar amount per share paid pursuant to the Gilead tender offer.

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The Astellas Offer is Inadequate and Undervalues the Company. We believe that the Astellas tender offer undervalues the Company and base this belief on the Company’s products and operations, particularly on its research and development activities and its future prospects and projected financial performance and condition. We considered the following factors:

•	The commercialization potential of Ranexa;

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The Company’s anticipation that Lexiscan® should expand the overall market for pharmacologic stress imaging agents in the United States and possibly capture a significant portion of the market, ultimately achieving more than $500 million in total worldwide sales;

•	The value of the Company’s pipeline; and

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The value of the Company’s financial assets, a portion of which could be immediately applied to create value for Astellas and portions of which can be carried forward well into the next several years and beyond.

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The Astellas Offer Price Does Not Reflect the Potential Value of the Company to Astellas, Nor Does it Reflect the Importance of the Transaction to Astellas. We believe there are substantial benefits to be realized by Astellas if it were to acquire full ownership of the Company, which are not reflected in their tender offer. The Board of Directors considered the following factors in this regard:

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Ranexa has the ability to transform Astellas’ cardiovascular franchise. Ranexa would be a significant addition to Astellas’ existing cardiovascular franchise with the potential to achieve sales meaningfully above any of their current products.

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Lexiscan® has “best-in-class” characteristics and the potential to significantly outperform current products, including Astellas’ own product, Adenoscan. As a result, the Company believes Lexiscan® has meaningful value to Astellas from a competitive perspective.

•	Consolidation of the royalty on Lexiscan® for North American sales has significant value to Astellas, as those royalties owed to the Company would no longer be necessary if a merger were effected.

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The Company’s Strategic Plan Would Generate Greater Value for its Stockholders than the Astellas Offer. Our current strategic plan, including research, development and commercialization opportunities, when achieved, would provide greater value to stockholders than Astellas’ tender offer. Executing on our strategic plan has enabled us to achieve extremely positive results in 2008, with multiple regulatory approvals, record revenues and two exceptional outside transactions. These recent achievements have helped provide us with a strong foundation for the successful execution of the Company’s strategic plan, which includes:

•	Continued growth of Ranexa sales in the United States and realization of the benefits of the expanded label;

•	Commercialization of Ranexa outside of the United States and related royalty and milestone payments;

•	Progress towards approvals of additional Ranexa indications in the United States and the European Union;

•	Continued gain in worldwide market share and sales growth for Lexiscan®;

•	Continued development of the Company’s product pipeline by leveraging its successful research and development organization; and

•	Execution of strategic and financial transactions to enhance value for stockholders.

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The Highly Conditional Nature of the Astellas Offer Creates Significant Uncertainty and Risk. The Astellas tender offer is subject to numerous and subjective conditions. Many of these conditions are completely within the control and discretion of Astellas. The effect of these conditions is that stockholders cannot be assured that Astellas would consummate their tender offer even if your Board of Directors approved Astellas’ tender offer and CV Therapeutics satisfied all the conditions within its control.

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The Company’s Independent Financial Advisors, Barclays Capital and Goldman Sachs, have rendered separate opinions to the Board of Directors as to the inadequacy, from a financial point of view, of the Astellas tender offer to the holders of the shares of common stock of the Company (other than Sturgeon Acquisition, Inc. and any of its affiliates). Each such opinion is based upon and subject to the assumptions made, procedures followed, matters considered and limitations set forth in such opinion, a copy of which is attached to the enclosed Solicitation/Recommendation Statement on Schedule 14D-9. Barclays Capital and Goldman Sachs provided their respective opinions for the information and assistance of the Board of Directors in connection with its consideration of the Astellas tender offer and the opinions of Barclays Capital and Goldman Sachs are not a recommendation as to whether or not any stockholder should tender such shares in connection with the Astellas tender offer or any other matter.

Your Board of Directors takes its fiduciary duty to act in the best interests of the Company and its stockholders very seriously and is committed to enhancing stockholder value. You should know that none of CV Therapeutics’ directors or executive officers has accepted or intends to accept Astellas’ tender offer. Accordingly, your Board of Directors recommends that you do NOT tender your shares into it.

A complete discussion of these and the other significant factors contributing to the Board of Directors’ recommendation are described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9. We urge you to read the Schedule 14D-9 carefully and in its entirety so that you will be fully informed as to the Board of Directors’ recommendation.

If you have any questions or need assistance, please call our information agent, MacKenzie Partners, Inc., at 800-322-2885 toll free or by calling 212-929-5500 or by emailing cvtx@mackenziepartners.com.

We greatly appreciate your continued support and encouragement. Thank you.

Sincerely,

/s/ Louis G. Lange

This letter contains forward-looking statements. Please review the “Cautionary Note Regarding Forward-Looking Statements” in Item 7 of the Schedule 14D-9 for important information regarding these forward-looking statements.